LIANBIO
103 Carnegie Center Drive, Suite 309
Princeton, NJ 08540
April 26, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jimmy McNamara
Joe McCann

Re:	LianBio
Registration Statement on Form S-3 (File No. 333-268317)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, LianBio, an exempted company organized under the Laws of the Cayman Islands (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 27, 2023, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Please call Thomas Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.
[Signature page follows]

Very truly yours,

LIANBIO

By:	/s/ Yizhe Wang
Name:	Yizhe Wang, Ph.D.
Title:	Chief Executive Officer
Signature Page to Acceleration Request